UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

WILD OATS MARKETS, INC.

(Name of Subject Company)

WILD OATS MARKETS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(including associated Preferred Stock purchase rights)

(Title of Class of Securities)

96808B107

(CUSIP Number of Class of Securities)

Freya R. Brier
Senior Vice President, General Counsel and Corporate Secretary
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on February 27, 2007 (the “Statement”), by Wild Oats Markets, Inc., a Delaware corporation (the “Company”).  The Statement relates to the cash tender offer by WFMI Merger Co., a Delaware corporation and a wholly owned subsidiary of Whole Foods Market, Inc., a Texas corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2007, filed with the Securities and Exchange Commission, to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (such Common Stock, together with the associated Rights, the “Shares”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007, and the related Letter of Transmittal, which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto.  Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.                          Additional Information.

The subsection entitled “Regulatory Approvals” in Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph at the end of the subsection:

On March 13, 2007, the Company and Purchaser received requests for additional information (commonly known as a “second request”) from the FTC in connection with the Offer.  The effect of the second request is to extend the waiting period imposed by the HSR Act until 10 days after the Purchaser has substantially complied with the request, unless that period is extended voluntarily by the parties or terminated sooner by the FTC.  The Company intends to continue to cooperate fully with the FTC and to respond promptly to the requests.

ANNEX B

Director Compensation

The table directly under the above heading in the Information Statement attached to the Statement as Annex B (page 27 of the Information Statement) is amended and restated as set forth below:

The following information is given as of December 30, 2006:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stacey J. Bell	—	101,920	—	—	—	—	101,920
Brian K. Devine	—	99,655	—	—	—	—	99,655
Hal Brice	—	65,543	41,100	—	—	—	106,643
John Shields(1)	6,000	97,855	—	—	—	125,000	228,855
David J. Gallitano	—	123,916	—	—	—	—	123,916
Gregory Mays	—	81,645	41,100	—	—	—	122,745
David Chamberlain(2)	—	3,439	—	—	—	—	3,439
Robert Miller(3)	—	26,922	—	—	—	—	26,922
Mark Retzloff(4)	—	3,439	—	—	—	—	3,439

(1)             In February 2007, Mr. Shields received $250,000 for services rendered to the CEO and the CEO Search Committee for the period from November 2006 through February 2007.

(2)             Mr. Chamberlain declined to stand for reelection to the Company’s Board of Directors in May 2006.

(3)             Mr. Miller resigned from the Company’s board of Directors in May 2006, due to a conflict of interest.

(4)             Mr. Retzloff declined to stand for reelection to the Company’s Board of Directors in May 2006.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILD OATS MARKETS, INC.
By:	/s/ Gregory Mays
Name:	Gregory Mays
Title:	Chairman of the Board of Directors

Dated: March 15, 2007

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